

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 15, 2006

Mr. Robert T. Ray
Senior Vice President and Chief Financial Officer
The Houston Exploration Company
1100 Louisianna, Suite 2000
Houston, Texas 77002-52155

> **Re:** **The Houston Exploration Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **Filed May 9, 2006 and August 8, 2006**
> **File No. 1-11899**

Dear Mr Robert T. Ray:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

<u>Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25</u>

<u>Commodity Prices and Effects of Hedging 2005 vs. 2004, page 33</u>

1.   We note your disclosure indicating that you have deferred a $20.6 million loss related to the cash settlement of derivative instruments in the fourth quarter of 2005 as a result of production short falls to accumulated other comprehensive loss. Please clarify for us how you concluded that the contracts associated with this loss continued to qualify for hedge accounting or further describe why you believe this deferral is appropriate. Cite the authoritative accounting literature supporting your conclusion.

<u>Operating Expenses, page 35</u>

2.   We note you have capitalized approximately 29% of your total general and administrative expenses to leaseholds and oil and gas properties. Please address the following:

- Expand your disclosures to describe in detail the types of administrative costs you capitalize. We note your disclosures on page F-13.

- Clearly demonstrate for us how these costs are directly attributable to acquisition, development, or exploratory costs as those terms are defined in Rule 4-10(a) of Regulation S-X.

- Expand your management's discussion and analysis to discuss the specific general and administrative expenses you have capitalized and the factors underlying the comparative change of costs capitalized for each period presented.

<u>Capital Resources, page 39</u>

3.   We note your disclosure on page 26 suggesting that upon consummation of the sale of the Texas portion of your Gulf of Mexico assets you will be required to liquidate certain of your derivative contracts in order to comply with the provisions of your revolving bank credit facility. In the event the expected payment is material to liquidate these contracts please expand your disclosures to quantify the estimated cash out flow anticipated from the liquidation. Refer to FRC Section 501.13.a.

Mr. Robert T. Ray
The Houston Exploration Company
September 15, 2006
Page 3

Note 1 Summary of Organization and Significant Accounting Policies

Revenue Recognition and Gas Imbalances, page F-9

4.   We note your disclosure on page 9 of your document indicating that your sales
        contracts include provisions to deliver product at specific delivery points. Please
        expand your revenue recognition accounting policy to more fully disclose the
        significant terms of your sales contracts including pricing and delivery terms.
        Describe in your disclosure how you have applied SAB Topic 13.A in light of
        your contractual provisions.

Natural Gas and Oil Properties, page F-11

5.   We note your disclosure which states that, "Capitalized costs include costs of all
        unproved properties, internal costs directly related to natural gas and oil activities,
        and capitalized interest." Please revise your disclosure to clarify whether or not
        you capitalize only costs directly associated with acquisition, exploration, and
        development costs as defined in the full cost rules. Refer to Rule 4-10.ii.c.2 of
        Regulation S-X.

6.   We note your disclosures indicating that you recognize sales of oil and gas
        property and equipment as adjustments to the full costs pool unless the adjustment
        would significantly alter the relationship between capitalized costs and proved
        reserves. Subsequent to December 31, 2005 we note you have entered into
        significant dispositions of property and equipment and related proven reserve
        quantities associated with the sale of your off-shore operations. Please expand
        your disclosure to specifically define what you mean by "significantly alter the
        relationship between capitalized costs and proved reserves."

7.   Please expand your disclosures to indicate how you factor in price changes to the
        extent provided by contractual arrangements into your cost center ceiling
        calculation. Refer to Rule 4-10.ii.c.4.A of Regulation S-X.

8.   We note you review your unevaluated properties at the end of each quarter for
        impairment. Please expand your disclosure to describe the method you apply to
        evaluate whether impairment has occurred.

General and Administrative Costs and Expenses, page F-13

9.   Please expand your disclosure to quantify the total capitalized internal costs.

Capitalization of Interest, page F-13

10.   Please disclose the criteria used to determine when to capitalize interest costs and
        the duration of the capitalization period. Refer to SFAS 34 and FIN 33.

Note 3 Stockholders' Equity, page F-18

11.   We note your disclosure of your obligation, at KeySpan's option, to facilitate
        KeySpan's sale of its shares of Houston Exploration Company stock.
        Additionally, we note that in fiscal years 2003 and 2004 you redeemed these
        shares in exchange for cash and transferring of assets. Please address the
        following:

        • Provide us with the agreement(s) designating the terms of your obligation to
          repurchase, register and assist in selling shares of your stock held by
          KeySpan. Please summarize those terms in your response.

        • Provide us with your analysis of how you concluded that the shares of
          Houston Exploration's stock held by KeySpan qualified as permanent equity,
          including how you considered any cash redemption obligations and
          registration rights provisions. Cite the authoritative literature supporting your
          conclusions. Your analysis should specifically address the guidance in SFAS
          150, SFAS 133, EITF 00-19 and EITF D-98.

Note 12 Supplemental Information on Natural Gas and Oil Exploration, Development
and Production Activities (Unaudited), page F-31.

Capitalized Costs of Natural Gas and Oil Properties

12.   Please remove your presentation of a separate line item for asset retirement costs
        and classify those costs in the asset category to which they specifically relate.
        Refer to paragraph 11 of SFAS 143.

Additions to Unevaluated Properties

13.   Please remove your presentation of a separate line item for capitalized interest
        and classify those costs in the asset category to which they specifically relate.
        Refer to paragraph 6 of SFAS 34.

Capitalized Costs Incurred

14.   Please remove your presentation of a separate line item for asset retirement costs and classify those costs in the asset category to which they specifically relate. Refer to the Sample Letter Sent to Oil and Gas Producers dated February 24, 2004 which can be located on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Present Value of Future Net Cash Flows Relating to Proved Natural Gas and Oil Reserves ("PV 10")

15.   Please remove your disclosures and presentation of your PV 10 from the notes to your financial statements. In this regard Item 10(e) of Regulation S-K specifically prohibits presenting non-GAAP financial measures in the accompanying notes to the financial statements. Refer to Item 10(e)(ii)(C) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief